Exhibit 10.2

2/21/2023

Thomas Kingsbury

Dear Tom,

Congratulations on your appointment!

Position: You have been appointed the position of Chief Executive Officer (“CEO”), Kohl’s Inc., effective February 2, 2023. You will also continue to serve as a member of the Board of Directors.

Salary: Your annualized salary will remain $1,475,000.

Annual Incentive Program: Based on your position as Chief Executive Officer you will continue to be eligible to participate in accordance with the Kohl’s Annual Incentive Program with a target of 175% of your base salary. This will provide an annual cash compensation opportunity equal to 0% to 150% of your bonus target, per our current plan, with the actual amount earned based upon Kohl’s annual performance relative to specific objectives and targets that are established by Kohl’s Board of Directors’ Compensation Committee at the beginning of each year.

Equity Awards: As Chief Executive Officer your annual long term incentive target will be $8,475,000.

1.

2023 Award: You will receive an award of Performance Share Units (“PSUs”) valued at $4,700,000 during our March of 2023 annual grant process. This amount represents the difference between your annual long term incentive target and the RSU grant you received on January 13, 2023 in connection with your appointment as interim CEO. The number of PSUs awarded will be based upon the closing share price on the grant date, valued in accordance with Kohl’s standard Monte Carlo valuation methodology. The award will become eligible for a performance based right to payment on the first anniversary of the grant date, assuming you remain employed as CEO through this date. The actual value of the final payment will be dependent upon Kohl’s cumulative performance in 2023, 2024 and 2025, and can be worth up to 200% of the grant date value. The value of the PSUs may also be modified by 25% (plus or minus) based upon Kohl’s “Total Shareholder Return” over that 3 year period. Any actual payment of the award that may be earned will be made following fiscal year 2025 after the award has been certified by the Compensation Committee.

2.	Future Equity Awards: Future annual equity awards are expected to be made as a combination of 60% PSUs and 40% RSUs at no less than a total value of $8,475,000 as noted above.

Automobile Allowance or Company Automobile: You have the option to either receive an annualized automobile allowance of $21,600 paid bi-monthly or to lease a company automobile of your choosing.

Company Aircraft: For increased safety and efficiency you are permitted to use company owned or chartered aircraft for business purposes and for personal travel. The value of the personal use of company aircraft benefit is limited to a maximum of $250,000 per year.

Other Benefits: You remain eligible for all the general benefits you were previously receiving including financial/tax planning reimbursement, executive health insurance, 401(k) match and the ability to participate in our deferred compensation plan.

Tom, it is my pleasure to offer you this opportunity. On behalf of the entire Board of Directors, we look forward to working with you in supporting the growth and success of our Company.

Sincerely,

/s/ Peter Boneparth

Peter Boneparth

Independent Chair of the Board

Kohl’s, Inc.

Please date, sign and return a copy of this offer letter to Marc Chini, Chief People Officer, Kohl’s Inc.

I accept the terms of this offer letter.

Dated this 24 (day) of Feb (month), 2023(year).

X_	/s/ Thomas Kingsbury
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